SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated January 26, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	0204Q	January 23, 2007

07021020

SUPPL

PROCESSED

FEB 1 6 2007

THOMSON
FINANCIAL

Dw 2/16

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

01/23/07 12:07 PM

To "eleanor.besserman@eleme[illegible]" <eleanor.besserman@elementis.com>

cc

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Subject News Alert: Elementis PLC - Total Voting Rights

This Email Alert service is brought to you by Elementis

RNS Number:0204Q
Elementis PLC
23 January 2007

Elementis plc ("the Company")

In accordance with the Transparency Directive's transitional provision 6, the Company announces that it has an issued and voting share capital of 441,860,549 ordinary shares of 5p each at 20 January 2007. The Company holds 19,901 ordinary shares as treasury shares. Therefore, the total number of voting rights in Elementis plc is 441,840,648 as at 20 January 2007.

The above figure may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Kathryn Silverwood
Company Secretary

23 January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

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